UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
____________

SCHEDULE 13D
Under the Securities Exchange Act of 1934

 (Amendment No. 1)

Farm Lands of Africa, Inc.
(Name of Issuer) COMMON STOCK, PAR VALUE $.001 PER SHARE
(Title of Class of Securities) 30767X107
(CUSIP Number) Darren Ofsink, Esq. Ofsink, LLC 900 Third Avenue, 5th Floor New York, New York 10022 Tel. No. (212) 371-8008
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications) August 9, 2012
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 30767X107	13D	Page 2 of 5 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) David Brian Pearl
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF	7	SOLE VOTING POWER 386,374
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 487,886
EACH REPORTING	9	SOLE DISPOSITIVE POWER 386,374
PERSON WITH	10	SHARED DISPOSITIVE POWER 487,886
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 874,260
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.5%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 30767X107	13D	Page 3 of 5 Pages

Item 1.    Security and Issuer.

The Statement on Schedule 13D dated March 10, 2011 (the "Original Schedule 13D") relating to the shares of common stock, par value $0.001 per share (the “Common Stock”), of Farm Lands of Africa, Inc., a Nevada corporation (the “Company”), filed by David Brian Pearl is amended as set forth below. Certain capitalized terms used herein have the respective meanings set forth in the Original Schedule 13D.  Except as expressly amended hereby, the statements in the Original Schedule 13D remain unchanged.

Item 3.    Source and Amount of Funds or Other Consideration.

On August 9, 2012, the Reporting Person acquired 50,000 shares of Common Stock as a gift for no consideration.

Item 4.   Purpose of Transaction.

The shares of Common Stock described in Item 3 herein were acquired as a gift for no consideration.

The Reporting Person has no plans or proposals which would relate to or result in:

(a)	The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Company;

(f)	Any other material change in the Company's business or corporate structure;

(g)	Changes in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

(h)
Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j)	Any action similar to any of those enumerated above.

The Reporting Person reserves the right from time to time to acquire or dispose of shares of Common Stock, or to formulate other purposes, plans or proposals regarding the Company or securities of the Company held by the Reporting Person to the extent deemed advisable in light of general investment policies, market conditions and other factors.

CUSIP No. 30767X107	13D	Page 4 of 5 Pages

Item 5.    Interest in Securities of the Issuer.

(a),(b)  As of the date hereof, the Reporting Person may be deemed to beneficially own 874,260 shares of Common Stock including 487,886 shares held by the Reporting Person’s family members. By reason of such family relationship of the Reporting Person, the Reporting Person may be deemed to share voting and dispositive power over the shares held by his family members. The Reporting Persons disclaim beneficial ownership of such shares. 874,260 shares represent approximately 9.5% of 9,208,335 shares of Common Stock outstanding as of May 10, 2012 as reported in the Company’s quarterly report on Form 10-Q that was filed on may 14, 2012.

(c) Other than transactions in the shares of Common Stock reported herein, no transactions in the Common Stock were effected during the past sixty days by the Reporting Person.

(d)  Not applicable.

(e)  Not applicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

None.

Item 7.   Material to be Filed as Exhibits.

None.

CUSIP No. 30767X107	13D	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: August 9, 2012

/s/ David Brian Pearl
David Brian Pearl